UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
August,
2024
Commission file number
001-41800

Arm Holdings plc

110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F ☒   Form
40-F ☐

2024 Annual General Meeting of Arm Holdings plc
On August 12, 2024, Arm Holdings plc (the “Company”) distributed to the holders of record of the Company’s ordinary shares, nominal value of £0.001 per share (“Ordinary Shares”), as of August 6, 2024 (A) a notice of the annual general meeting (the “Shareholders AGM Notice”) to be held at 110 Fulbourn Road, Cambridge CB1 9NJ, United Kingdom on September 11, 2024 at 3:00 p.m. (British Summer Time) (the “AGM”), and (B) the attendance card, the poll card and a form of proxy for the AGM (the “Proxy Materials”). The Shareholders AGM Notice and the Proxy Materials are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form
6-K.
On or about August 12, 2024, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American depositary shares (“ADSs”), each representing one Ordinary Share, commenced mailing notice materials (the “Depositary’s Notice”) and voting instruction cards (the “ADS Voting Instruction Card”) to ADS holders to enable ADS holders of record as of August 6, 2024 to instruct the Depositary to vote the Ordinary Shares represented by their ADSs at the AGM. Additionally, on August 12, 2024, the Company distributed to the ADS holders of record as of August 6, 2024 a notice of the AGM (the “ADS AGM Notice”). The Depositary’s Notice, the ADS Voting Instruction Card and the ADS AGM Notice are furnished as Exhibits 99.3, 99.4 and 99.5, respectively, to this report on Form
6-K.
The Company’s annual report and accounts for the year ended March 31, 2024 (the “UK Annual Report”) and other materials related to the AGM are posted on the investor relations section of the Company’s website at
https://investors.arm.com/ir-resources/annual-meeting.
The information contained in this report on Form
6-K,
including Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.
Exhibits
Reference is made to the Exhibit Index included hereto.
EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice to Shareholders of Arm Holdings plc of Annual General Meeting

99.2	Attendance Card, Poll Card and Form of Proxy

99.3	Depositary’s Notice to ADS Holders of Arm Holdings plc of Annual General Meeting

99.4	ADS Voting Instruction Card for Annual General Meeting

99.5	Arm Holdings plc’s Notice to ADS Holders of Annual General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: August 12, 2024	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)